

Silicon Storage Technology, Inc.

News Release

For More Information Contact:

Leslie Green
Stapleton Communications Inc.
(650) 470-0200

Jack Lai
Vice President & Chief Financial Officer
Silicon Storage Technology, Inc.
jlai@sst.com
(408) 735-9110

SST Reports First Quarter 2004 Financial Results
Revenue Increases 9.7 Percent Sequentially and 69.2 Percent Year--Over--Year

SUNNYVALE, Calif., April 21, 2004 -- SST (Silicon Storage Technology, Inc.) (NASDAQ: SSTI), a leader in flash memory technology, today announced financial results for the first quarter ended March 31, 2004.

Net revenues for the first quarter were $104.4 million, up 9.7 percent compared with $95.2 million in the fourth quarter of 2003 and up 69.2 percent compared with $61.7 million in the first quarter a year ago.

Net income for the first quarter of 2004 was $14.2 million, or $0.14 per share, based on approximately 100.3 million diluted shares outstanding. By comparison, the company recorded net income of $9.1 million, or $0.09 per share on approximately 100.0 million shares outstanding in the fourth quarter of 2003, and a net loss of $10.7 million, or a loss of $0.11 per share on 94.2 million shares outstanding in the first quarter of 2003.

SST finished the first quarter with $153.0 million in cash, cash equivalents and short-term investments.

"While unit shipments declined slightly from the prior quarter, improved average selling prices across all densities as well as increased shipments of higher density products allowed us to report our highest quarterly revenue in more than three years," said Bing Yeh, president and chief executive officer. "Also contributing to our strong results were improved manufacturing costs associated with our transition to 0.25-micron process of our 2Mbit to 8Mbit products at the wafer foundries at Sanyo, Seiko Epson and Grace Semiconductor.

"During the first quarter of 2004, we began the production shipment of a 32Mbit product manufactured at TSMC. We have also completed our qualification and released to production a 32Mbit and a 16Mbit product at Vanguard. In addition, we are in the process of qualifying a 64Mbit product at Vanguard and a 32Mbit and a 16Mbit product at Grace. All these products are based on our 0.18-micron second-generation SuperFlash process. We expect the volume ramp of these products to drive our revenue in the second half of 2004 and beyond.

"We were pleased to report in March that we participated in Grace's financing with an equity investment of $33 million. We believe that Grace will be an excellent development site for SST's technology roadmap as well as a key manufacturing facility. During the first quarter, we began the volume production of 2Mbit, 4Mbit and 8Mbit products based on our 0.25-micron second-generation SuperFlash process at Grace. With these 0.25-micron products, and the 0.18-micron products currently under qualification, we expect to ramp our production volume at Grace to more than 3000 wafers per week by the end of 2004. The incremental production output from Grace will allow us to meet expected demand in the DVD player, Bluetooth, digital camera, set-top box, notebook PC and cellular phone markets. This investment is another step in developing SST's presence globally in areas that are strategically important to our long-term goals.

"On the licensing front, we were pleased to announce that we have signed an agreement to license SST's SuperFlash technology to EM Microelectronic. Under the terms of the agreement, EM Microelectronic will license SST's 0.25-micron SuperFlash technology for use in its smart card IC products in exchange for licensing fees and royalties. The world-wide smart card market is rapidly growing, because of the need for more secure consumer transactions and identification. Due to the flexibility and reliability of our SuperFlash technology, we are rapidly gaining momentum in this market.

"Looking ahead, we are excited about the growth opportunities presented by our higher density products in markets such as cell phones, wireless LANs, digital still cameras and DVD recorders. We expect that the pricing environment will continue to strengthen and that our transition to finer geometries will allow us to reduce our manufacturing costs further. These factors, combined with our leadership in the low density flash memory market give us every confidence that 2004 will be a strong year for SST."

Second Quarter 2004 Outlook

The company expects its second quarter product revenue to grow more than 15 percent sequentially due to the improved availability of its higher density products. The company believes that its second quarter revenues will be between $115 million and $130 million, assuming no drastic changes occur in the U.S. and international economies. Gross margin is expected to be between 32 and 34 percent, which takes into consideration the risks associated with the company's production ramp of higher density products. R&D spending is expected to be approximately 15 percent higher than the prior quarter due to the mask-set costs for bringing up production at new foundries. The income tax rate is expected to be approximately 10 percent, primarily due to foreign withholding taxes. With these revenue and expense levels, SST expects to achieve earnings per share of between $0.15 and $0.18 in the second quarter.

Conference Call

SST's quarterly conference call will be held today, April 21 at 1:30 p.m. PDT. Those wishing to participate in the conference should dial (888) 428-4480 using the pass code "SST" at approximately 1:20 p.m. PDT. A replay of the call will be available for two weeks by dialing (800) 475-6701 using the access code 716440. A webcast of the conference call will be available on http://www.sst.com/events/. The webcast will be available until the next earnings conference call.

About SuperFlash Technology

SST's SuperFlash technology is a NOR type, split-gate cell architecture which uses a reliable thick-oxide process with fewer manufacturing steps resulting in a low-cost, nonvolatile memory solution with excellent data retention and higher reliability. The split-gate NOR SuperFlash architecture facilitates a simple and flexible design suitable for high performance, high reliability, small or medium sector size, in- or off-system programming and a variety of densities, all in a single CMOS-compatible technology.

About Silicon Storage Technology, Inc.

 Headquartered in Sunnyvale, California, SST designs, manufactures and markets a diversified range of nonvolatile memory solutions, based on proprietary, patented SuperFlash technology, for high volume applications in the digital consumer, networking, wireless communications and Internet computing markets. SST's product families include various densities of high functionality flash memory components, flash mass storage products and flash microcontrollers. SST also offers its SuperFlash technology for embedded applications through its world-class manufacturing partners and technology licensees including 1st Silicon (Malaysia) Sdn. Bhd., Grace Semiconductor Manufacturing Corporation (Grace), IBM,

Motorola, Inc., National Semiconductor Corporation, NEC Corporation, Oki Electric Industry Co. Ltd., Samsung Electronics Co. Ltd., SANYO Electric Co., Ltd., Seiko Epson Corp., Shanghai Hua Hong NEC Electronics Co., Ltd., Taiwan Semiconductor Manufacturing Co. Ltd. (TSMC), Toshiba Corporation, Vanguard International Semiconductor Corporation, and Winbond Electronics Corp. TSMC offers embedded SuperFlash under its trademark Emb-FLASH. Further information on SST can be found on the company's Web site at http://www.sst.com.

Forward-Looking Statements

Except for the historical information contained herein, this news release contains forward-looking statements regarding flash memory market conditions, the company's future financial performance, the performance of new products and the company's ability to bring new products to market that involve risks and uncertainties. These risks may include timely development, acceptance and pricing of new products, the terms and conditions associated with licensees' royalty payments, the impact of competitive products and pricing, and general economic conditions as they affect the company's customers, as well as other risks detailed from time to time in the company's SEC reports, including the Annual Report on Form 10-K for the year ended December 31, 2003.

For more information about SST and the company's comprehensive list of product offerings, please call 1-888/SST-CHIP. Information can also be requested via email to literature@sst.com or through SST's Web site at http://www.sst.com. SST's head office is located at 1171 Sonora Court, Sunnyvale, Calif.; telephone: 408/735-9110; fax: 408/735-9036.

The SST logo and SuperFlash are registered trademarks of Silicon Storage Technology, Inc. Emb-FLASH is a trademark of TSMC. All other trademarks or registered trademarks are the property of their respective holders.

-FINANCIAL TABLES TO FOLLOW

Silicon Storage Technology, Inc. and Subsidiaries
Condensed Consolidated Statements of Operations
(in thousands except per share data)

	Three months ended March 31,	
	2003	2004
	(unaudited)	
Net revenues:		
Product revenues	$ 53,921	$ 91,370
Technology licensing	7,788	13,063
Total net revenues	61,709	104,433
Cost of revenues	52,501	66,282
Gross profit	9,208	38,151
Operating expenses:		
Research and development	10,755	11,803
Sales and marketing	5,953	6,928
General and administrative	3,583	3,999
Total operating expenses	20,291	22,730
Income (loss) from operations	(11,083)	15,421
Interest and other income	456	384
Interest expense	(38)	(44)
Income (loss) before provision for income taxes	(10,665)	15,761
Provision for income taxes	-	1,528
Net income (loss)	$ (10,665)	$ 14,233
Net income (loss) per share - basic	$ (0.11)	$ 0.15
Shares used in per share calculation	94,186	95,821
Net income (loss) per share - diluted	$ (0.11)	$ 0.14
Shares used in per share calculation	94,186	100,258

Silicon Storage Technology, Inc. and Subsidiaries
Condensed Consolidated Balance Sheets
(in thousands)

	December 31, 2003	March 31, 2004
	(unaudited)	(unaudited)
ASSETS		
Current assets:		
Cash, cash equivalents and short-term investments	$ 185,194	$ 153,014
Trade accounts receivable, net	55,330	67,835
Inventories	46,120	69,926
Other current assets	13,232	15,289
Total current assets	299,876	306,064
Equipment, furniture and fixtures, net	11,325	11,453
Long-term marketable securities	24,969	25,393
Other assets	60,191	92,163
Total assets	$ 396,361	$ 435,073
LIABILITIES		
Current liabilities:		
Notes payable, current portion	$ 393	$ 404
Trade accounts payable	47,507	60,639
Accrued expenses and other liabilities	11,911	15,871
Deferred revenue	3,630	3,423
Total current liabilities	63,441	80,337
Other liabilities	1,423	1,949
Total liabilities	64,864	82,286
SHAREHOLDERS' EQUITY		
Common stock	345,384	347,516
Accumulated other comprehensive income	9,178	14,103
Accumulated deficit	(23,065)	(8,832)
Total shareholders' equity	331,497	352,787
Total liabilities and shareholders' equity	$ 396,361	$ 435,073

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